UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50583

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I — REGISTRANT INFORMATION

BioVeris Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

16020 Industrial Drive

Address of Principal Executive Office (Street and Number)

Gaithersburg, MD 20877

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BioVeris Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (the “Report”). The Registrant requires additional time to review the Report and to correct the accounting and related disclosure of the accumulated other comprehensive loss of the Registrant as of and for the quarter ended December 31, 2005. The adjustments to be made by the Registrant to correct the accumulated other comprehensive loss and net loss in the quarter and nine months ended December 31, 2005 are not material. In addition the correction of this error was not material to prior interim and annual periods. The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report in no event later than the fifth calendar day following the date on which the Report was due.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George V. Migausky

(Name)

(301) 869-9800

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioVeris Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2006	/s/ George V. Migausky
George V. Migausky
Vice President and Chief Financial Officer